March 20, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Registration Statement on Form S-1
Filed February 8, 2013
File No. 333-186516

Dear Mr. Riedler:

On behalf of Brainstorm Cell Therapeutics Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in your letter dated February 19, 2013 to Ms. Liat Sossover, the Company’s Chief Financial Officer.

These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC. We are filing these responses in connection with Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1, filed March 20, 2013 (the “Registration Statement”).

COMMENT 1. Please note that rule 430A only allows you to omit pricing related information. Accordingly, please amend your registration statement to include the number of shares of common stock, warrants and shares of common stock issuable upon exercise of the warrants.

RESPONSE:

In response to the Staff’s comments, the Company will file another amendment to the Registration Statement pre-effectively to include the requested information once such information has been determined.

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com

COMMENT 2. We note that you “intend to engage one or more underwriters, broker-dealers or selling agents to sell the securities.” Please update your registration statement, including the Plan of Distribution, to identify any underwriters, broker dealers or selling agents and to include the specific terms of the underwriting or other selling arrangements. Also, please file any agreements related to these arrangements as exhibits pursuant to Item 601(b)(1) of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, the Company will file another amendment to the Registration Statement pre-effectively to include the requested information and will file any related agreements as exhibits once any underwriters, broker-dealers or selling agents are engaged. At this time, the Company has not engaged any underwriters, broker-dealers or selling agents.

COMMENT 3. Please update your registration statement to include executive compensation information for the fiscal year ended December 31, 2012.

RESPONSE:

In response to the Staff’s comments, the Company has updated the Registration Statement to include executive compensation information for the fiscal year ended December 31, 2012. Please see pages 45 through 48 of Amendment No. 1.

COMMENT 4. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

In response to the Staff’s comments, the Company has updated the Registration Statement to include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Please see pages F-1 through F-40 of Amendment No. 1.

COMMENT 5. Please file the legal opinion as exhibit 5.1 to your registration statement pursuant to Item 601(b)(5) of Regulation S-K. We may have further comments based on our review of the opinion.

RESPONSE:

In response to the Staff’s comments, the Company will file another amendment to the Registration Statement pre-effectively to include the legal opinion as Exhibit 5.1 once the details of the offering are known.

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com

The Company acknowledges the Staff’s references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

If you have any questions with regards to these responses, need supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at +972 3 923 6384 or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Liat Sossover
Liat Sossover

Copy to: Thomas B. Rosedale, Esq.

BrainStorm Cell Therapeutics Inc. 605 Third Avenue, 34th Floor New York NY 10158 Tel: (646) 666 3188	BrainStorm Cell Therapeutics Ltd. 12 Bazel St., POB 10019 Kiryat Aryeh, Petach Tikva, Israel 49001 Tel: (972) 3.923.6384	Fax: (212) 286-1884 E-mail: info@brainstorm-cell.com